SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. )

                                Bisys Group Inc.
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                                (Name of Issuer)

                          Common Stock, par value $0.02
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                         (Title of Class of Securities)

                                    055472104
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                                 (CUSIP Number)

                                  Ahmet Okumus
                          850 Third Avenue, 10th Floor
                            New York, New York 10022
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 23, 2007
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055472104
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ahmet H. Okumus

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     12,622,267

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     12,622,267

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,622,267

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.41%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 055472104
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Okumus Capital LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     12,622,267

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     12,622,267

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,622,267

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.41%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No. 055472104
          ---------

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Item 1.  Security and Issuer.

     Bisys Group Inc. (the "Issuer"), Common Stock, $0.02 par value (the
"Shares")

     The address of the issuer is 105 Eisenhower Parkway, Roseland, NJ 07068

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Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed by Ahmet H. Okumus and Okumus Capital LLC (the "Reporting Persons").

     (b) The principal business address for the Reporting Persons is 850 Third Avenue, 10th Floor, New York, New York 10022.

     (c) Okumus Capital, LLC, a Delaware limited liability company serves as investment manager to several private investment vehicles and managed accounts. Ahmet H. Okumus ("Okumus") is the President and Portfolio Manager of Okumus Capital LLC.

     (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) The Ahmet H. Okumus is a citizen of the Republic of Turkey. Okumus Capital LLC is a Delaware limited liability company.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Reporting Persons may be deemed to beneficially own 12,622,267 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

The Reporting Persons have purchased and, prior to March 23, 2007, held the Shares reported herein, for the benefit of private investment vehicles and managed accounts over which the Reporting Persons have investment discretion, solely for investment purposes. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business.

On March 23, 2007, Mr. Ahmet Okumus sent a letter to the Board of Directors of the Issuer (the "Board") asking to join the Board. The letter is attached as Exhibit A to this Schedule 13D.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares.

The Reporting Persons may also engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 12,622,267 Shares, constituting 10.41% of the Shares of the Issuer, based upon 121,281,695 Shares outstanding as of March 15, 2007.

     Ahmet Okumus has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 12,622,267 Shares. Okumus Capital LLC has sole power to dispose or direct the disposition of 0 Shares and has shared power to dispose or direct the disposition of 12,622,267 Shares.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares in the past 60 days by the Reporting Persons are set forth in Exhibit B.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Letter to Bisys Board of Directors
Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Ahmet H. Okumus
/s/ Ahmet H. Okumus

March 27, 2007


Okumus Capital, LLC
/s/ Ahmet H. Okumus

March 27, 2007

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    AGREEMENT

The undersigned agree that this Schedule 13D dated March 27, 2007 relating to the Common Stock, $0.02 par value of Bisys Group Inc. shall be filed on behalf of the undersigned.


Okumus Capital LLC
By: Ahmet Okumus

By: /s/ Ahmet Okumus
------------------------


Ahmet Okumus
By: /s/ Ahmet Okumus
------------------------

                                                                       Exhibit A

                       Letter to Bisys Board of Directors
                       ----------------------------------

March 23, 2007


Board of Directors (the "Board")
The BISYS Group
105 Eisenhower Parkway
Roseland, NJ 07068
c/o Mr. Robert J. Casale, President and Chief Executive Officer
c/o Mr. Bruce D. Dalziel, Executive Vice President and Chief Financial Officer

To the Board of the BISYS Group:

Okumus Capital LLC currently beneficially owns approximately 10.4% of the outstanding shares of The BISYS Group (the "Company"). I am the President of Okumus Capital and I would like to join the Board of Directors of the Company.

While I have the utmost confidence in the ability and intentions of the current Board and Management, I believe that my perspective as a financial professional and representative of a significant shareholder on the Board would provide the Board with practical insight and guidance in considering the Company's strategic alternatives.

I have attached information on my background in the investment management field. I strongly feel that my experience in identifying undervalued assets, along with my knowledge of financial engineering and capital allocation can make an immediate positive impact to the Board during this critical period.

I look forward to a response shortly.

Sincerely,




Ahmet H. Okumus
President
Okumus Capital LLC

Ahmet H. Okumus

Ahmet H. Okumus is the President and Portfolio Manager of Okumus Capital, LLC an asset management firm based in New York City. Mr. Okumus has over 17 years of experience in investing in US equity markets.

Mr. Okumus founded the firm in 1997 and has served as President and Portfolio manager since its formation. Prior to starting Okumus Capital, he had been managing money privately. His intensive research process focuses on identifying undervalued companies that are in a good business, with steady cash flow, and a high return on invested capital. His deep value approach to investing has produced a track record that places him at the very top of all US equity managers.

                                                                       Exhibit B

                Transactions in the Common Stock, $0.02 par value
                -------------------------------------------------

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                             Number of Shares
Date of Transaction          Purchased/(Sold)           Price of Shares
-------------------          ------------------         ---------------
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2/28/07                      5,425                      13.34
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3/1/07                       164,027                    13.04
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3/5/07                       93,700                     12.75
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3/6/07                       15,500                     12.75
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3/12/07                      5,000                      12.27
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3/13/07                      189,625                    12.26
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3/13/07                      110,400                    12.28
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3/14/07                      128,100                    12.08
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3/14/07                      97,600                     12.04
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SK 21952 0001 758449 v2